EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Net income (loss)(1)	$(610,958)	$(91,245)	$(51,902)	$19,899	$9,281
Fixed Charges	80,609	52,813	7,882	632	472
Equity income in unconsolidated company	—	—	—	—	—
Interest capitalized	(12,967)	(14,174)	(2,338)	—	—
Amortization of previously capitalized interest	3,169	1,687	223	—	—
Total	(540,147)	(50,919)	$(46,135)	$20,531	$9,753
Fixed Charges:
Interest cost and debt expense	62,144	34,324	4,195	—	—
Interest capitalized	12,967	14,174	2,338	—	—
Interest allocable to rental expense(2)	5,498	4,315	1,349	632	472
Total Fixed Charges(3)	$80,609	$52,813	$7,882	$632	$472
Preferred limited partner dividends	19,267	12,677	3,493	—	—
Total Fixed Charges and Preferred Dividends(3)	$99,876	$65,490	$11,375	$632	$472
Ratio of Earnings to Fixed Charges(3)	—	—	—	32.49x	20.68x
Ratio of Earnings to Fixed Charges and Preferred Dividends(3)	—	—	—	32.49x	20.68x

(1)	Includes asset impairment charges of $573.8 million, $38.0 million, $9.5 million, $7.0 million, and $50.7 million during the years ended December 31, 2014, 2013, 2012, 2011, and 2010, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)

Due to the Partnership’s net loss for the years ended December 31, 2014, 2013, and 2012, its earnings were insufficient to cover its fixed charges by $620.8 million, $103.7 million, and $54.0 million, respectively. Due to the Partnership’s net loss for the years ended December 31, 2014, 2013, and 2012, its earnings were insufficient to cover its fixed charges and preferred dividends by $640.0 million, $116.4 million, and $57.5 million, respectively. There were no preferred limited partner dividends for the year ended December 31, 2011 and 2010.